

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

William Ho
President and Chief Executive Officer
IN8bio, Inc.
350 5th Avenue, Suite 5330
New York, New York 10118

  Re: IN8bio, Inc.
   Draft Registration Statement on Form S-1
   Submitted July 20, 2022
   CIK No. 0001740279

Dear Mr. Ho:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Abby Adams at (202) 551-6902 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Joshua A. Kaufman, Esq.